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                           November 27, 2023

       David Wilson
       Chief Financial Officer
       PowerFleet, Inc.
       123 Tice Boulevard
       Woodcliff Lake, New Jersey 07677

                                                        Re: PowerFleet, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed on November
17, 2023
                                                            File No. 333-275648

       Dear David Wilson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Honghui Yu